

May 21, 2014

Via E-mail
Mr. William L. Harvey
Chief Financial Officer
Interval Leisure Group, Inc.
6262 Sunset Drive
Miami, FL 33143

> **Re:** **Interval Leisure Group, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2013**
> **Filed February 28, 2014**
> **File No. 1-34062**

Dear Mr. Harvey:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Note 3 – Business Combinations, page 88

1.     We note that the 2013 business combinations have certain contingent considerations. Please describe and disclose in future filings the targets related to the contingency consideration.

2.     We note from the purchase price allocation disclosure that $90.2 million was allocated to resort management contracts with indefinite useful lives. Please explain to us and disclose in future filings how you determined that certain acquired management contracts have indefinite useful lives, citing relevant accounting literature.

Schedule II – Valuation and Qualifying Accounts, page 131

3.     We note that despite an increase in accounts receivable, the allowance for doubtful accounts has decreased year over year. Please disclose your accounting policy as it

relates to determination of the allowance for doubtful accounts in future filings.  In your response please address whether you have a general reserve, specific reserves or both, and the methodology used to determine the amount of each type of reserve.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Isaac Esquivel, Staff Accountant, at (202) 551-3395 or me at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Daniel L. Gordon

Daniel L. Gordon
Branch Chief